12011624

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52723

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 CANAL PARK
(No. And Street)

CAMBRIDGE (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. MICHAEL ARMSTRONG (617)-252-2101
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MR. MICHAEL ARMSTRONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAST SERVICES LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO/ PRESIDENT

Title

Tracy A. Chabak

Notary Public

TRACY A. CHABAK
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Nov. 14, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAST SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

MAST SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
MAST Services LLC:

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MAST Services LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 10, 2012

MAST SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 50,074
Receivable from related party	145,602
Prepaid expenses	2,309
TOTAL ASSETS	$ 197,985

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 26,021
TOTAL LIABILITIES	26,021
MEMBER'S EQUITY:	
TOTAL MEMBER'S EQUITY	171,964
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 197,985

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

MAST Services LLC, (the "Company"), is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of MAST Global Limited (the "Parent"), is engaged primarily in providing advisory services.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer or customer and/or other counterparty with which it conducts business.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. At December 31, 2011 the Company had net capital of $24,053, which was $19,053 in excess of the minimum requirement of $5,000.

NOTE 4. BENEFITS

The Company participates in a 401(k) plan, covering substantially all of its employees, that is operated by Monitor Company Group Limited Partnership ("MCGLP"), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company earned revenues of $60,000 from MCGLP for Consulting Services provided to MCGLP's client. In return, MCGLP allocated expenses to the Company for rent, administrative charges and other expenses of $53,665. As of December 31, 2011, the Company had a net receivable from MCGLP of $145,602.

NOTE 6. INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.